UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

May 15, 2023

Pursuant to the provisions of Articles 21 - A and 258° of the General Corporations Law, the shareholders of AENZA S.A.A. (“AENZA”) are hereby convened to the Annual Mandatory Shareholders’ Meeting to be held, on first call, on June 12, 2023, at 11:00 a.m.; on second call, on June 15, 2023; and, on third call, on June 19, 2023 (“Meeting”), all at the same time and place, for the purpose of submitting the following to the Shareholders’ Meeting:

1.	Approval of the Annual Report, Annual Corporate Governance Report, Sustainability Report and Audited Separate and Consolidated Financial Statements for 2022 Fiscal Year

2.	Application of Results for 2022 Fiscal Year

3.	Approval of the Dividend Policy

4.	Delegation of powers to formalize agreements

The Shareholders’ Meeting, including the verification of the quorum and the voting on the agenda items will be held through the “Microsoft Teams” platform, which will be accessible according to the procedure established in the informative document (the “Informative Document”).

This notice, the Information Document, as well as the information and documentation related to the matters to be discussed as required by the Regulation on Relevant Information Communication and Reserved Information, are published as a Relevant Information Communication, and in the section “Shareholders’ Meetings or Non-Presential Bondholders’ Meetings” of the Securities Market Portal of the SMV (www.smv.gob.pe) and at www.aenza.com.pe.

Other information and documentation related to the matters to be discussed at the Meeting is also published in the “Shareholders’ Meetings or Non-Presential Bondholders’ Meetings” of the Securities Market Portal of the SMV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development

Date:	May 15, 2023

AENZA S.A.A. MANDATORY ANNUAL MEETING

First Call - June 12, 2023

Second Call - June 15, 2023

Third Call - June 19, 2023

Motion N° 1

Approval of the Annual Report, Annual Corporate Governance Report, Sustainability Report and Audited Separate and Consolidated Financial Statements for 2022 Fiscal Year

Whereas:

That, in compliance with the General Corporations Law, the Board of Directors submitted for consideration of the Annual Mandatory Shareholders' Meeting, the Annual Report and the Separate and Consolidated Financial Statements for fiscal year 2022 audited by Emmerich, Córdova y Asociados S. Civil de R.L., a member firm of KPMG.

That, the Board of Directors approved the Annual Corporate Governance Report and the Sustainability Report for the fiscal year 2022, prepared as required by Resolution SMV No. 012-2014-SMV/01 of the Superintendencia del Mercado de Valores, and agreed to submit it for consideration by the Annual Shareholders' Meeting.

Motion:

To approve the Annual Report, the Annual Corporate Governance Report, the Sustainability Report, and the Audited Separate and Consolidated Financial Statements for the 2022 Fiscal Year.

Motion N° 2

Application of Results for 2022 Fiscal Year

Whereas:

That, according to the audited Financial Statements corresponding to fiscal year 2022, the Company has generated a net loss of S/ 450,036,523.80 (Four Hundred Fifty Million Thirty-Six Thousand Five Hundred Twenty-Three with 80/100 Soles).

Motion:

To apply the net loss of S/ 450,036,523.80 (Four Hundred Fifty Million Thirty-Six Thousand Five Hundred Twenty-Three with 80/100 Soles) of the fiscal year 2022 to the retained earnings account.

Motion N° 3

Dividend Policy

Whereas:

That, in accordance with Article 85, literal a) of the Securities Market Law, approved by Legislative Decree No. 861, issuers with securities registered in the Public Registry of the Securities Market must have a dividend policy approved by the General Shareholders' Meeting, which shall include the information set forth in SMV Resolution No. 031-2012-SMV/01. For such reason, the Board of Directors of AENZA has considered necessary to propose the approval of the dividend policy.

Motion:

To approve the Dividend Policy proposed by the Board of Directors.

Motion N° 4

Delegation of Powers to formalize agreements

Whereas:

That, for the purpose of formalizing the resolutions adopted by the Shareholders' Meeting, we propose to designate Mr. Dennis Fernandez Armas, Vice President of People, Public Affairs and Shared Services, and Ms. Zoila Horna Zegarra, Corporate Legal Vice President, to perform all the formalities and sign all the necessary documents for such purpose.

Motion:

To designate Mr. Dennis Fernandez Armas, Vice President of People, Public Affairs and Shared Services, and Ms. Zoila Horna Zegarra, Corporate Legal Vice President, to formalize the resolutions adopted by the Shareholders' Meeting.